Exhibit 99.1

Fort Technology Announces Receipt of Approval for a Voluntary Delisting of its Common Shares From the TSX Venture Exchange

Toronto, Ontario, Nov. 02, 2026 (GLOBE NEWSWIRE) -- Fort Technology Inc. (Nasdaq: FRTT, TSXV: FORT) (“Fort” or the “Company”), today announced that the TSX Venture Exchange (“TSXV”) has approved the voluntary delisting of the Company’s common shares from the TSXV. The voluntary delisting from the TSXV will not affect the listing of the Company’s common shares on the Nasdaq Capital Market (the “Nasdaq”), which will continue to trade on the Nasdaq under the symbol FRTT.

The Company believes that the trading volume of its shares on the TSXV no longer justifies the expenses and administrative efforts required to maintain a dual listing. The Company also believes that delisting from the TSXV will create a central marketplace for its common shares on the Nasdaq, and ultimately benefit the long-term liquidity and shareholder value of the Company.

It is anticipated that, effective as at the close of trading on or about November 6, 2026, Fort’s common shares will no longer be listed and posted for trading on the TSXV.

Following delisting from the TSXV, Fort’s shareholders can trade their common shares through their brokers on Nasdaq. As most brokers in Canada, including many discount and online brokers, have the ability to buy and sell securities listed on Nasdaq, Fort’s Nasdaq listing will continue to provide shareholders with accessibility to trade the Company’s common shares. Shareholders holding shares in Canadian brokerage accounts should contact their brokers to confirm how to trade Fort’s shares on the NASDAQ.

About Fort Technology

Fort is engaged in the retail sale of consumer products, primarily serving the pest control and remedial repair industries. Fort develops, markets and sells a range of products for both amateur and professional customers under its proprietary brands, including Roshield, Entopest, Rempro and BirdGo. Products are sold primarily through Amazon marketplaces in the United Kingdom and Europe as well as through other online sales channels. Fort currently serves customers throughout the United Kingdom and continental Europe and plans to expand its retail operations into the United States, subject to applicable regulatory approvals, including through the acquisition of Logia USA Inc., a company focused on selling advanced fuel integrity solutions for data centers and other mission-critical facilities in the United States.

For further information, please contact:

Gabi Kabazo

Chief Executive Officer

Fort Technology Inc.

Telephone: (604) 833-6820

Email: Office@Fort-Tech.io

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Fort intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be about future events, including statements regarding the anticipated timing of the delisting, the expected effects of the delisting, including the creation of a central marketplace for the Company’s common shares, and the potential effects of the delisting on liquidity and shareholder value, and statements regarding Fort’s intentions, objectives, plans, expectations, assumptions and beliefs about future events, including Fort’s expectations with respect to the financial and operating performance of its business, its capital position, and future growth. The words “anticipate”, “believe”, “expect”, “project”, “predict”, “will”, “forecast”, “estimate”, “likely”, “intend”, “outlook”, “should”, “could”, “may”, “target”, “plan” and other similar expressions can generally be used to identify forward-looking statements. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement on Form 20-F (File No. 001-43178), as amended, as filed with the SEC on May 1, 2026 or the Company’s publicly filed documents which are available on SEDAR+ at www.sedarplus.ca. All forward-looking statements contained in this press release speak only as of the date on which they were made. Fort undertakes no obligation to update such statements to reflect changes in assumptions or changes in events that occur or circumstances that exist after the date on which they were made other than as required by applicable laws, rules and regulations.